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E-mail: mshannon@devlinjensen.com

File Reference:        4020\045a

Via EDGAR

August 31, 2005

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:          Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

FILING OF AMENDED FORM 20-F IN ACCORDANCE WITH
SEC COMMENT LETTER DATED AUGUST 26, 2005

            We are counsel for the above-referenced Company and are pleased to advise that the Company has now amended its Annual Report on Form 20-F (the “Annual Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in the SEC’s comment letter dated August 26, 2005 (the “SEC Letter”).

Association of Law Corporations

Securities and Exchange Commission
August 31, 2005

            On behalf of the Company we are now pleased to enclose two copies of the black-lined and comparative copy of Amendment No. 1 to the Annual Report of the Company in this matter which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have been made to the enclosed Annual Report since the Company’s filing of such report back on May 27, 2005.  We confirm that the enclosed Annual Report is a black-lined and comparative copy of the filing submitted electronically pursuant to Regulation S-T.

            The following, we confirm, are responses addressing the comments in the SEC Letter.  We also confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the enclosed Annual Report.

            We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed Annual Report marked to show changes to the Annual Report as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

Item 5: Operating and Financial Review and Prospects, page 31

  The Staff’s comment has been noted and we confirm that the annual report has been revised at page 37 to include the tabular disclosure of contractual obligations required by Item 5F of Form 20-F.

  The Staff’s comment has been noted and we confirm that the annual report has been revised at page 30 to include a discussion of accounting estimates that have a material impact on the Company’s financial statements.

Item 11: Quantitative and Qualitative Disclosures About Market Risk, page 60

           The Staff’s comment has been noted and we confirm that the annual report has been revised at page 61 to include information about market risk, specifically foreign exchange risk associated with changes between the United States dollar and the Chinese RMB.

Securities and Exchange Commission
August 31, 2005

Item 17: Financial Statements, page 65

Consolidated Statements of Operations, page 70

  The Staff’s comment has been noted and we confirm that the Consolidated Statements of Operations has been revised to expand the cost of sales caption and to include parenthetical disclosure indicating the amortization of intangible assets related to products is excluded and to disclose the amount of amortization excluded from cost of sales.  In addition, we confirm that the gross profit analysis in Item 5 on page 31 has been revised to disclose that the gross profit amounts are exclusive of depreciation of land use rights and amortization of licenses and permits.
  The Staff’s comment has been noted and the Company believes that it has met the requirements of Rule 5-03 of Regulation S-X.  The Company has separately disclosed interest and financial expenses as required. The expenses primarily relate to short-term and long-term borrowings that were used in the Company’s operations.  These expenses do not match the characteristics of the non-operating expenses listed in 5-03 (b) 9.

Notes to Consolidated Financial Statements, page 72

Note 1: Nature of Business, page 72

  The Staff’s comment has been noted and we confirm the following:

Reorganization

The Company believes that it is appropriate to account for the acquisition as a reorganization for the following reasons.

Upon the share exchange, all former Net-Force directors and management resigned, and Sinovac’s directors and management were elected as the new directors and management of the combined entity. Accordingly, there was a complete change in the management of the Company that coincided with an entirely new business direction.

As part of the transaction, one of the members of Sinovac management acquired 6,544,830 shares of common stock of Net-Force for cash. This transaction is explained in a Form 6-K that the Company filed on September 26, 2003. The effect of this purchase was that the shareholders and management of Sinovac owned 61% (calculated as (10,000,000 + 6,544,830) / 27,091,032) of the issued shares of the Company immediately following the reverse merger.

Securities and Exchange Commission
August 31, 2005

Also in the “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” issued by Division of Corporation of Finance on March 31, 2001, item I (F) further emphasized the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined entity after the transaction, with shareholders of the former public shell continuing only as passive investors. In this circumstance, we understand that the reorganization accounting method that the Company employed is the preferred presentation.

Accounting for the 49% minority interest

On the acquisition of Sinovac Beijing, not all of the shareholders of Sinovac Beijing exchanged their stock for stock of Net-Force Systems Inc. (the legal parent). The shareholders of Sinovac Beijing who did not exchange their shares become a minority interest.  Since the assets and liabilities of the Sinovac Beijing (the legal subsidiary) are included in the consolidated balance sheets at their book values, the minority interest appearing on the consolidated balance sheets would reflect the non-controlling shareholders’ proportionate interest in the book value of the net assets of the legal subsidiary, Sinovac Beijing.

  The Staff’s comment has been noted and we confirm the following in response to the Staff’s comment:

Recapitalization lines explanation

The first recapitalization: to disclose the net stockholder equity of Sinovac Beijing ($6,910,324) prior to the reverse reorganization as if the consolidated financial statements are a continuation of Sinovac Beijing (the legal subsidiary).

The second recapitalization: to disclose the net stockholders’ deficiency of Sinovac Beijing ($5,003,553) immediately prior to the reverse reorganization as if the consolidated financial statements are a continuation of Sinovac Beijing (the legal subsidiary) and record the initial non-controlling stockholders’ proportionate share of the net book value of Sinovac Beijing.

The third recapitalization: to record the net assets acquired from Net-Force, the shell corporation, ($100), accompanied by a recapitalization.  This approach is as outlined in the third paragraph of item F in the “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” issued by the Division of Corporation of Finance on March 31, 2001.

No shares of common stock reflected as issued in 2002

Prior to the reverse reorganization completed in September 2003, Sinovac Beijing was a private Chinese entity.  Instead of issuing the shares of common stock, Sinovac Beijing was required to register with the local Chinese government for the paid-in-capital listing the percentage interest owned by each of the

Securities and Exchange Commission
August 31, 2005

stockholders.  The paid-in-capital was then presented as “additional paid-in-capital” in the consolidated statements of stockholders’ equity.

Weighted average number of shares of common stock outstanding for 2002 and 2003

The weighted average number of common shares outstanding for 2002 and 2003 was the number of shares of Net-Force Systems Inc. (the legal parent) issued in the reverse reorganization adjusted to take into account the effect of a change in the number of issued shares of Sinovac Beijing (the legal subsidiary) during the year in which the reverse reorganization occurred and in the earlier years for which comparative figures are presented.

The 10,000,000 shares of common stock issued on the reverse merger with Net-Force Systems Inc. were allocated as follows:

Sinovac China at 12/31/2001	75.02%
Acquired drug license	8.98%
Debt exchange for shares	16.00%
Total at 9/24/2003	100.00%

The calculation for the year ended December 31, 2002 was therefore as follows:

	Shares of Common Stock	Days Outstanding	Weighted Average

Sinovac China outstanding as at 12/31/2001
calculated as 75.02% of the 10,000,000
shares of common stock issued
on the reverse merger	7,502,000	365	7,502,000

Acquired drug license for shares of 10.71%
interest in Sinovac China at the time of transaction
equivalent 8.98% in Sinovac China immediately
before the reverse merger	898,000	245	602,767

December 31, 2002	8,400,000		8,104,767

Securities and Exchange Commission
August 31, 2005

The calculation for the year ended December 31, 2003 was as follows:

	Shares of Common Stock	Days of Outstanding	Weighted Average

Sinovac China outstanding as at 12/31/2002	8,400,000	365	8,400,000
Debt exchange for shares of common stock on 6/30/2003	1,600,000	184	806,575

Shares issued to effect the reverse recapitalization	10,000,000		9,206,575

Shares of common stock outstanding of Net-Force
immediately before reverse merger 9/24/2003	17,091,033	99	4,635,650

December 31, 2003	27,091,033		13,842,225

Note 7: Licenses and Permits, page 82

  The Staff’s comment has been noted and we confirm that the cost of the inactive hepatitis A drug license was contributed by Tangshan Yian Biological Engineering Co., Ltd. in 2001 as its capital contribution to Sinovac Beijing.  This represented the book value on Tangshan Yian’s books and also the estimated fair value at that time.
  The Staff’s comment has been noted and we confirm that the Company received the preliminary approval from SFDA for clinical trials in February 2003 with respect to the influenza HA vaccine and in March 2002 with respect to recombinant hepatitis A&B. Accordingly, the Company believes it met the requirements to capitalize costs as these products were no longer in development.

Note 9: Income Taxes, page 84

  The Staff’s comment has been noted and we confirm that while Sinovac has recorded losses on a consolidated basis since inception, one of its subsidiaries, Sinovac Beijing, is now profitable.  The deferred tax assets relate specifically to this profitable subsidiary.  In particular, the deferred tax assets arise from the excess of depreciated asset value of long-lived assets over their tax basis in Sinovac Beijing.  Sinovac Beijing primarily operates in China and was in a loss

Securities and Exchange Commission
August 31, 2005

position for the years ended December 31, 2002 and 2003.  In 2004, Sinovac Beijing became profitable.

With respect to paragraph 23-24 of FAS 109, there is negative evidence i.e. a history of operating loss in 2002 and 2003 (all of loss carried forward from 2002 and 2003 were applied to 2004 net income for tax purpose).  However, 2002 was the first year of operations as, prior to that, the Company was in the start-up stage.  The operating loss in 2003 was mainly attributable to the severe SARS outbreak in China.  The 2004 operating performance is expected to be indicative of future years’ results for this subsidiary.

Furthermore, FAS 109 does not prohibit the anticipation of taxable income expected to be earned in future years for purposes of recognizing a tax benefit for deductible temporary differences and when assessing the need for a valuation allowance (par. 105 of FAS 109).  Management expects that Sinovac Beijing will produce enough taxable income to realize the deferred tax asset based on the existing sales prices and cost structures.

            We trust that each of the foregoing and the attached and enclosed amendments to the Company’s Annual Report filing are clear and satisfactory for this point in time and, in addition, will satisfy the comments of Staff as contained in the SEC letter.  However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

            On behalf of the Company we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

                                                                                                Yours very truly,

                                                                                                DEVLIN JENSEN

                                                                                                Per:
                                                                                                            /s/ Mike Shannon

                                                                                                            MICHAEL T. SHANNON